Mail Stop 3561

September 21, 2006

Michael G. Staffaroni
Chief Executive Officer and President
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

    Re: **Heelys, Inc.**
          Registration Statement on Form S-1
          Filed September 1, 2006
          File No. 333-137046

Dear Mr. Staffaroni:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the blank spaces appearing throughout your registration statement, including those with respect to earnings per share in Summary Selected Financial Data, Selected Consolidated Financial Data and Consolidated Financial Statements. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please also note that we may have additional comments once you have provided this information.

2. Please include pro forma financial information reflecting the receipt and application of offering proceeds as required by Article 11 of Regulation S-X or tell us why pro forma financial information is not required. Please note that a narrative description of the pro forma effects of the transaction may be furnished in lieu of the pro forma statements described in Article 11 where a limited number of pro forma adjustments are required and easily understood. Please also note that the denominator in computing pro forma earnings per share should include common shares whose proceeds are being reflected in pro forma adjustments in the income statements. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

3. Please revise to include the information required by Item 201(b) of Regulation S-K.

Front Cover Page of Prospectus

4. Please delete your reference to Joint Book-Running Managers on the cover page. Further, we note that you list the names of four underwriters. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Inside Front Cover Page of Prospectus

5. Please provide us with the photographs and marketing slogans you intend to use. We may have comments on these materials.

Prospectus Summary, page 1

6. Please consider revising this section to delete all promotional terms and phrases. For example, we note reference to "innovative, action sports-inspired products," "strong retail relationships" and "unique combination of fun, style and exhilaration." Please similarly consider revising your disclosure under Management's Discussion and Analysis beginning on page 25 and the Business section beginning on page 39.

Risk Factors, page 6

7. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "negatively impact" your business does not adequately

address the potential consequences. For example, we note the following risk factors:

- We do not have long-term contracts with any of our retail customers …, page 9;

- We rely on our independent sales representatives…, page 9;

- Our current information technology systems may be unable…, page 9;

- We are subject to foreign exchange risk…, page 11;

- HEELYS-wheeled footwear could become subject to…, page 11.

Please revise these and similar risk factor subheadings as appropriate.

8. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:

- If we fail to accurately forecast consumer demand and trends …, page 7;

- Any shortage of raw materials could increase our costs…, page 10;

- We may not be able to compete effectively…, page 13;

- Acquisitions may be difficult to identify and successfully integrate…, page 13;

- The trading price of our common stock may fluctuate significantly…, page 14.

Please revise these and similar risk factors as appropriate.

<u>We depend primarily upon sales from a single product line …, page 6</u>

9. We note that you generate substantially all of your net sales from your HEELYS-wheeled footwear. Please quantify the percentage of your net sales that are from HEELYS-wheeled footwear.

If we are unable to enforce our patents, trademarks and other intellectual property rights…, page 6

    10. Please substantiate or delete your reference to counterfeit products as being of "poor quality."

Our current information technology systems may be unable to support our growth…, page 9

    11. Please describe the "significant deficiencies" you have identified related to the security in your information technology systems.

Our products are manufactured in Asia and we expect to conduct …, page 10

    12. This risk factor outlines various risks that should be addressed under separate subheadings, if considered material. Please revise as appropriate.

We are dependent on our management team …, page 11

    13. Please revise to specifically identify the members of management and other key personnel on which you rely.

Industry and Market Data, page 17

    14. We note disclosure indicating you have not independently verified any of the data from third-party sources appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.

Use of Proceeds, page 18

    15. We note disclosure in the risk factor appearing at the bottom of page 13 indicating that management will have broad discretion as to how the proceeds of the offering will be used. Please also include the disclosure in this section, if true. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

16. Please revise to state the current amount outstanding under the revolving credit facility. We note that on page 32 you state that as of June 30, 2006, there was $2.8 million outstanding.

17. We note that you intend to use the remainder of the net proceeds for specific uses: infrastructure improvements, hiring, marketing, and product development. Please further quantify the amounts that you intend to use toward each specified use.

Management's Discussion and Analysis, page 25

18. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income. Further, discuss in greater detail how your plans to diversify your product offerings, categories and accessories may affect your operations.

19. Please discuss in reasonable detail the economic or industry-wide factors relevant to your company, as well as the material opportunities, challenges and risks in the short and long term and the actions you are taking to address them. Please refer to SEC Release No. 33-8350 for additional guidance.

Results of Operations, page 27

Comparison of the Six Months Ended June 30, 2006 and Six Months Ended June 30, 2005, page 28

20. When attributing increases or decreases in financial statement line items to multiple factors contributing to material changes during the reported periods, please quantify the amount of the increase or decrease attributed to each factor to the extent practicable. For example, in your discussions and analyses of gross profit, please quantify the impact of increases and decreases in average selling prices, royalty costs, inventory reserve accruals and distribution costs. For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Release, Release No. 33-8350, on Management's Discussion and Analysis of Financial Condition and Results of Operations which is available on our website at www.sec.gov.

Liquidity and Capital Resources, page 30

21. Please provide an analysis of the underlying reasons for changes in working capital items identified and their reasonably likely impact on future cash flows and cash management decisions. Please also discuss the increase in prepaid expenses for the most recent period. In addition, please include a discussion of

funds borrowed and used to repurchase common stock during the most recent period. Further, please provide a discussion of your ability to meet your cash requirements over the long-term. Please refer to SEC Release No. 33-8350.

Revolving Credit Facility, page 32

22. Please revise to further describe and quantify the restrictive and financial covenants in your debt agreements.

Contractual Obligations and Commercial Commitments, page 33

23. For a better understanding of the timing and amount of the specified contractual obligations, please revise to include footnotes that describe the provisions that create, increase, or accelerate obligations. Refer to Item 303(a)(5)of Regulation S-K.

Critical Accounting Policies and Estimates, page 35

24. We note your disclosure that "impairments are recognized in earnings to the extent that the carrying value exceeds the estimated undiscounted pre-tax future cash flows." Please tell us your basis in GAAP for recognizing impairments based on undiscounted future cash flows rather than fair value. Please refer to paragraph 7 of SFAS 144.

25. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis, to the extent material, of such factors as to how you arrive at each of your estimates, including those related to estimated sales returns and other allowances and inventory write-downs, how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the guidance in SEC Release No. 33-8350 and Section 501.14 of Codification of Financial Reporting Policies.

Business, page 39

26. Please provide support for the qualitative and comparative statements contained in this section and throughout your prospectus. We note these examples appearing in this section:

- …SGMA International, a sporting goods industry trade group, estimated that from 1998 to 2005, U.S. participation in basketball, baseball and soccer declined 24.6%, 16.7% and 6.4%, respectively…., page 40;

- For the quarter ended December 31, 2005, HEELYS-wheeled footwear had a 10.7% market share in retail sales dollars for skateboard-related footwear brands…according to data collected by NPD, a retail and apparel industry research group, page 40;

- …our products have been featured in numerous television and print spots, including television networks such as CNN and CNBC…, page 46.

Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

Senior Management Team with Deep Industry Expertise, page 41

27. Please revise to provide the average years of experience of your management team rather than the collective number of years.

International Sales, page 45

28. Please revise to include the information required by Item 101(d) of Regulation S-K.

Intellectual Property – Patents and Trademarks, page 47

29. Please explain the legal basis for the successful raids, customs seizures and product confiscations you have conducted in various countries.

30. Please quantify the royalties and required minimum payments you render under the licensing agreement related to the technology used in your grind-and-roll

HEELYS-wheeled footwear. Please also file the licensing agreement as a material exhibit. See Item 601 of Regulation S-K.

Legal Matters, page 49

31. We note your belief that none of your pending legal matters will have a material adverse effect upon your liquidity, financial condition or results of operations. We also note disclosure in the risk factor appearing on page 7 citing a current legal proceeding involving an intellectual property matter and that your business, financial condition and results of operations could be adversely affected if you fail to obtain and maintain intellectual property right protection. Please reconcile and revise your disclosure as appropriate.

Employment Agreements, page 55

32. Please disclose any payments to be made in connection with this initial public offering, if any.

Certain Relationships and Related Party Transactions, page 56

33. Please revise to include the information for the transactions that occurred in May 2006.

Principal and Selling Stockholders, page 58

34. Please provide the information in the beneficial ownership table as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

35. Please describe how the selling stockholders received their securities and any other material relationship. Refer to Item 507 of Regulation S-K.

36. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

37. Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

- how long the selling shareholders have held the securities,
- the circumstances under which the selling shareholders received the securities,
- the selling shareholders' relationship to the issuer,
- the amount of securities involved,
- whether the sellers are in the business of underwriting securities, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business and

- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock, page 60

38. We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

Preferred Stock, page 60

39. We note that you state that at present you have no plans to issue any shares of preferred stock. Please revise to disclose the prior issuances of series A and B preferred stock, the redemption of the series A and the conversion of the series B preferred stock.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

40. Please separately disclose interest expense, other income and other expense on the face of the statement. Please also disclose any material amounts of other income and expense in the notes. Please refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

41. Please disclose total research and development costs charged to expense for each period presented. Please refer to paragraph 13 of SFAS 2.

Note 2. Summary of Significant Accounting Policies, page F-7

Recognition of Revenues, page F-8

42. Please tell us whether you estimate the receipt dates of shipments under arrangements in which title transfers upon receipt by customers. If so, please also tell us the methodology you use and why your methodology results in reliable estimates, and include a discussion of your estimates in Management's Discussion and Analysis in Financial Condition and Results of Operations.

Inventories, page F-8

43. Please tell us the nature of distribution costs allocated to inventories and your basis in GAAP for capitalizing such costs. Please also tell us how you allocate purchasing and other fixed overhead costs to inventory units. In addition, please disclose whether costs allocated and included in inventories include inbound freight charges and receiving, inspection and warehousing costs.

Net Income per Share, page F-9

44. If applicable, please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each period presented. Please refer to paragraph 40.c. of SFAS 128.

Note 7. Debt, page F-14

45. Please disclose the interest provisions of your revolving credit facility.

Note 14. Stock-Based Compensation (Unaudited), page F19

46. We note that the grant-date fair value of options disclosed in the second paragraph equals the exercise price per share disclosed in the first paragraph. It appears that either the grant-date fair value or the amount of unearned compensation is incorrect. Please advise or revise your disclosure accordingly.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

47. Please describe the issuance of common stock upon the conversion of the Series B preferred stock. In addition, please discuss the issuances to the patent attorney described in Note 12 to the financial statements on page F-19, and the issuance to Mr. Robert Ward that is described on page 70. Further, please include all of the information regarding the issuance in June 2006.

Item 16. Exhibits and Financial Statement Schedules, page II-2

48. Please file all required exhibits in a timely manner so that we may have sufficient time to review them.

Item 17. Undertakings, page II-3

49. Please revise to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero at (202) 551-3331 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert Sarfatis, Esq.
        Gardere Wynne Sewell LLP
        Fax: (214) 999-3245